[OBJECT OMITTED]

                       TELEMIG CELULAR PARTICIPACOES S.A.
                              Publicly Held Company
            CNPJ n(0)02.558.118/0001-65         NIRE n(0)5330000577-0

              NOTICE OF ORDINARY AND EXTRAORDINARY GENERAL MEETING
                                  JOINT SESSION

In accordance with TELEMIG CELULAR PARTICIPACOES S.A. ("Company") Bylaws, the Company announces its Ordinary and Extraordinary General Meetings to be held in a joint session on April 14, 2004, at 10:00 a.m., at the company's headquarters:
SCN, Quadra 4, Bloco B, n. 100 - Centro Empresarial Varig, Torre Oeste, Parte A, 7(0) andar, salao 702, in Brasilia - DF.

The following issues will be discussed and voted on:

Ordinary General Meeting:

1. Management's accounts; examination, discussion and voting upon the financial statements for fiscal year 2003;
2. Determine the allocation of net income for fiscal year 2003 and dividend payout;
3.   Elect the members of the Company's Board of Directors;
4. Elect the members of the Audit Board, and establish their compensation, as per article 162, Paragraph 3 of Law n(0)6404/76.

Extraordinary General Meeting:

1.   Determine the global compensation to be paid to the Company's Directors;
2. Capitalize the assets represented by the goodwill, through the issuance of shares of the Company, and corresponding increase of the capital stock;
3. Capitalize profit reserves in an amount in excess of the capital stock value;
4. Amend article 5 of the Company's Bylaws to incorporate the capital stock changes arising from items 2 and 3 above.

General Instructions:

a) All documents related to the Agenda are available to the shareholders at the Company's headquarters;
b) According to article 141 of Law No. 6404/76 and CVM Instruction n(0) 165/91, and article 1 of CVM Instruction n(0) 282/98, the percentage required for multiple voting requests shall be five percent (5%) of the voting capital;
c) The powers of attorney for voting in the General Meetings, as well as requests for multiple vote, must be delivered at the address were the meetings will be held, as mentioned above, forty-eight (48) hours in advance of the Meetings;
d) Shareholders participating in the Fungible Custody of Registered Shares, that wish to attend the General Meetings, are required to present a statement of their shareholding position, supplied by the custody agent no later than two (2) days before the date of the General Meetings.

                            Brasilia, March 3, 2004.


                           Arthur Joaquim de Carvalho
                       Chairman of the Board of Directors